
Mail Stop: 3561

August 17, 2016

Via E-Mail
Jason W. Veenstra
Chief Financial Officer
Westmoreland Coal Company
9540 South Maroon Circle, Suite 200
Englewood, CO 80112

> **Re:** **Westmoreland Coal Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **File No. 001-11155**

Dear Mr. Veenstra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015
Item 1. Business page 9

1. Please tell us if your mineral reserves are reported as recoverable reserves and, if so, modify future filings to clarify.

2. Mineral reserves must be economic at the time of reserve determination pursuant to Paragraph (a) (1) of Industry Guide 7. Please tell us how you assess the economic viability of the reserves at each of your mines and in future filings include additional disclosure in this regard.

3. We note your disclosure of approximately 700 million tons of proven and probable reserves at your 6 Canadian operations. Please forward to our engineer as supplemental information and not as part of your filing, your technical report(s) or the information that establishes the legal, technical and economic feasibility of the materials designated as

reserves for your 6 Canadian operations, as required by paragraph (c) of Industry Guide 7. This information should include:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology, and topography.

- A detailed description of your procedures for estimating "reserves."

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Coal – U.S. and Coal – Canada Segment Customers, page 15

4.   Your disclosure under this heading and in your risk factor at page 33 indicate that your agreement to supply coal from your Beulah mine to the adjacent Coyote Electric Generating Plant expires in May 2016 and that the plant will not be renewing its contract past 2016. Please tell us when you were notified that the agreement would not be renewed and how this matter was considered in your assessment of potential impairment

of long-lived assets associated with the Beulah mine providing details regarding the results of any testing that you performed.

Management's Discussion and Analysis
Results of Operations, page 58

5.   You identify the "challenging market and mining conditions" experienced at your WMLP operations as a significant factor contributing to your net loss for the year ended December 31, 2015. In discussing your segment operating results at page 60, we also note that you attribute your operating loss at WMLP to "challenging market conditions at the Ohio locations and difficult mining conditions at Kemmerer." To provide investors with a better understanding of your results of operations, please tell us and expand your discussion in future filings to further describe these conditions that existed at Kemmerer and your Ohio locations and your consideration as to whether those trends are likely to continue. Please provide us with draft disclosure of your proposed changes in your response. Refer to SEC Release 33-8350 for guidance.

1. Summary of Significant Accounting Policies, page 82
Coal Revenues, page 86

6.   You state that you recognize revenue at the time title passes to the customer in accordance with underlying sales agreements and after any contingent performance obligations have been satisfied. Please tell us and expand your disclosure in future filings to describe the point at which title passes to the customer and the contingent obligations you must perform under these arrangements prior to recognition of revenue. Please provide your proposed future disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineering at (202) 551-3610, if you have questions regarding engineering comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and
Mining